May 28, 2008
Via Federal Express
Patricia Williams
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: First Focus Funds, File Nos. 033-85982: 811-8846
Dear Mrs Williams:
     Our response to your comments regarding the first Focus Funds’ 485(a) filing on February 20, 2008 are as follows:
Prospectus
Short/Intermediate Bond Fund
1. Comment:
     Because the Fund may invest up to 20% of its assets in fixed-income securities rated below investment grade, disclosure describing Junk Bond Risk should be added
     Response:
     We accepted this comment entirely.
2. Comment:
     The description of “Commercial mortgage-backed risks” should include language describing the risks associated with investing in subprime mortgages.
     Response:
     We accepted this comment entirely.

First Focus Funds, File Nos. 033-85982: 811-8846 May 28, 2008
Income Fund
3. Comment:
     Because this Fund is called an “Income Fund” the primary objective should be the generation of income. Currently, the Fund’s objective is to “maximize total returns in a manner consistent with the generation of current income and the preservation of capital.”
     Response:
     The Fund’s investment objective has not changed since its inception in March 2001. Further, the Fund’s investment objective is a fundamental policy and may not be changed without a vote of the holders of a majority of such Fund’s outstanding Shares. Thus, we respectfully decline this comment.
4. Comment:
     Because the Fund may invest up to 20% of its assets in fixed-income securities rated below investment grade, disclosure describing Junk Bond Risk should be added
     Response:
     We accepted this comment entirely.
5. Comment:
     The description of “Commercial mortgage-backed risks” should include language describing the risks associated with investing in subprime mortgages.
     Response:
     We accepted this comment entirely.
6. Comment:
     The bar chart reflects the performance of the Income Fund’s predecessor common trust fund for all periods prior to March 9, 2001. Please state whether the performance for the period prior to March 9, 2001 was adjusted for Fund expenses.
     Response:
     The current disclosure states, “The bar chart above includes information regarding the common trust fund’s operations for periods before March 9, 2001, as adjusted to reflect the higher expenses (before any waivers or reimbursements) incurred by the Fund.” Since this disclosure addresses the issue, we respectfully decline the comment.

First Focus Funds, File Nos. 033-85982: 811-8846 May 28, 2008
Balance Fund
7. Comment:
     Expand the description of “Interest rate risk” to include the effects of maturity.
     Response:
     The following will be added to the end of the “Interest rate risk” disclosure: “The value of securities with longer maturities may fluctuate more in response to interest rate changes than securities with shorter maturities.”
Small Company Fund
8. Comment:
     Since the Fund invests at least 80% of its assets in securities of companies with small market capitalizations, it is not necessary to include a description of the risks associated with investing in Mid-cap stocks in the Principal Risks section. Thus, that risk disclosure should be disclosed.
     Response:
     The Mid-cap stocks risk disclosure has been deleted.
International Equity Fund
9. Comment:
     In the “Principal Investments” section, explain how investments will be diversified among a number of different countries.
     Response:
     The current disclosure states that the Fund invests in “non-U.S. and non-Canadian issuers.” While the Fund is typically invested in issuers from numerous different countries, adding such specificity would limit the adviser’s flexibility and possibly impair his duties. Thus, we respectfully decline this comment.
10. Comment:
     Under the performance bar chart, provide a “Worst Quarter” of performance from the period represented on the bar chart. Currently, the first year represented n the bar chart is 2003, but the worst quarter is the quarter ended September 30, 2003
     Response:

First Focus Funds, File Nos. 033-85982: 811-8846 May 28, 2008
     We accepted this comment entirely.
Management of the Company
11. Comment:
     Clearly state each Portfolio Manager’s length of service and each Portfolio Manager’s respective role on the management team.
     Response:
     We accept this comment and the disclosure has been amended to more clearly describe each portfolio manager’s respective duties and responsibilities.
Service Plan/Expense Tables
12. Comment:
     The 0.25% fee described in this section should be broken out as a separate line item in each Fund’s expense table per Item 3, Instruction 3.b. in Form N-1A.
     Response:
     This fee pertains to an administrative function and is detailed in a footnote to the expense table. Thus, we respectfully decline this comment.
Statement of Additional Information
13. Comment:
     Please state if, and to what extent, the International Fund may invest in commodities.
     Response:
     We accept this comment entirely.

First Focus Funds, File Nos. 033-85982: 811-8846 May 28, 2008
     First Focus Funds will not assert the affirmative action by the SEC to declare its registration statement effective as a defense in any subsequent action under the federal securities laws brought by the SEC or any other party. Should you have any questions or comments regarding the above, please phone me at (617) 824-1312.
Sincerely,
\s\ Patrick J. Keniston
Patrick J. Keniston
Vice President, Citi Fund Services